Mail Stop 4561


								June 29, 2009




By U.S. Mail and Facsimile to (601) 208-6344

Mr. Richard G. Hickson
Chairman, President and Chief Executive Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

Re:	Trustmark Corporation
File No. 000-03683
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 3, 2009



Dear Mr. Hickson:

      We have reviewed your proposed response to our comments regarding your Form 10-K for the fiscal year ended December 31, 2008 and your draft amendment. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file on EDGAR all correspondence including your two letters of May 19, 2009.


Form 10-Q for the Quarterly Period Ended March 31, 2009

2. We note your present various measures and ratios using tangible common equity. These financial measures and ratios appear to be non-
GAAP measures as defined by Regulation G and Item 10(e) of Regulation
S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial descriptions and ratios in the future, the staff notes the following:

* To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

* To the extent that you plan to disclose these financial descriptions and ratios in future Item 2.02 Form 8-K`s, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form
8-K.

* To the extent these financial descriptions and ratios are disclosed in future filings with the Commission (including any amended filings), you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the financial descriptions and ratios as non-GAAP measures and comply with all of the disclosure requirements.




      * * * * * * * * * * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Hugh West, Branch Chief, at 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3434 with any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney